DATE: October 14th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Issue of New Bond Notes Fully Subscribed

LONDON, United Kingdom, DATE: October 14th 2004 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Reference is made to the stock exchange notice of 11 October 2004 regarding the issue of the new 5-year senior unsecured bond loan (`the Loan`) with a fixed coupon of 9.50%. We are very pleased to announce that the bond issue is fully subscribed. The company has received subscriptions for NOK 150 million.

Crew reserves the right to decrease the loan amount to NOK 120 million. A final decision will be made prior to payment date 27 October 2004.

Pareto Securities ASA has been retained as manager of the bond issue.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com